UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of July 2021
Commission File Number 001-40316

VECTIVBIO HOLDING AG
(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36
4051 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE
This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-255524) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 12, 2021, VectivBio Holding AG (the “Company”) issued a press release announcing that it has nominated Paul R. Carter and Murray W. Stewart, DM, FRCP, for election as independent Non-Executive Directors to its Board of Directors. An Extraordinary General Meeting (“EGM”) of shareholders will be held on September 2, 2021. The sole agenda item of the EGM will be the election of Mr. Carter and Dr. Stewart to the Company’s Board of Directors. The invitation to the EGM, together with the proposals and further details on the EGM, will be published in due course. On July 12, 2021, the Company published an announcement regarding the nomination and the EGM in the Swiss Official Gazette of Commerce (the “SOGC”). A copy of the Company’s press release and the announcement in the SOGC are furnished as Exhibit 99.1 and 99.2 to this Report.

Exhibits
99.1	Press release dated July 12, 2021.
99.2	Announcement in the SOGC dated July 12, 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

July 12, 2021	By:	/s/ Claudia D’Augusta
Claudia D’Augusta
Chief Financial Officer